FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of June 2005

                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADION 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (No. 333-117529) FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The Registrant hereby announces that at the annual general meeting of shareholders held today all proposed resolutions set forth in the proxy statement filed on Form 6-K on May 24, 2005, have been adopted, as follows:

1.   to elect the following persons to serve as members of the Board of
     Directors: Messrs. Edouard Cukierman, Adiv Baruch, Avishai Gluck, Andrea Mandel-Mantello, Ronen Zavlik and Joel Adler, until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.

2. to reelect Dr. Yael Ilan and Prof. Adi Raveh as external directors to hold office for an additional three year term commencing November 14, 2005 and February 18, 2006 respectively.

3. to reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International, Ltd., as the Company's Independent Auditors.

4. to ratify and approve the private placement transaction according to the parameters described in the proxy statement.

5. to approve an increase of the number of options available for issuance under the Company's 2003 Israeli Share Option Plan, from 625,000 to 1 million.

6.   to approve the consultancy agreement between BOScom Ltd. and Xorcom Ltd.

7. to approve the accelerated vesting of options granted to Mr. Israel Gal, and the extension of their exercise period.

8.   to approve the grant of options to Signum Ltd.

9.   With respect to the remuneration and grant of options to Company directors:

     a. to cancel the 18% reduction in the directors' annual fee and to reinstate the annual fee at the rate it was prior to the reduction.

     b. to approve the grant of additional options to directors on the third anniversary of their service.


Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           B.O.S. Better On-Line Solutions, Ltd.
                                           (Registrant)

                                           By: /s/ Adiv Baruch
                                           -------------------
                                           Adiv Baruch
                                           President and CEO

Dated: June 29, 2005